NR 17-11

GOLD RESERVE COMPLETES REDEMPTION OF OUTSTANDING 11% CONVERTIBLE NOTES AND PROVIDES A VENEZUELAN UPDATE

SPOKANE, WASHINGTON, August 11, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) is pleased to announce that on August 10, 2017 it completed its previously announced redemption of its outstanding senior notes.  The Company also announces that it has received the scheduled August payment of US$29.5 million under the terms of the Settlement Agreement with Venezuela.

Also, on August 10, 2017 the Company shares commenced quotation on the OTCQX System which will give real time trading data for investors in the United States and increase the Company’s visibility in the market.

The Company redeemed approximately US $30.8 million in aggregate principal amount of its outstanding senior notes, comprising approximately US $10.4 million of its 11% Senior Secured Convertible Notes due 2018 (the “Convertible Notes”) and approximately US $4.8 million of its 11% Senior Secured Interest Notes due 2018 (the “Interest Notes” and together with the Convertible Notes, the “Notes”). In addition, certain noteholders, at their election, have converted approximately US $15.6 million aggregate principal amount of Notes.

The Notes were redeemed for cash at a redemption price of 120% of the outstanding principal amount of the redeemed notes plus accrued interest to the redemption date. Accordingly, the total redemption price paid by the Company included approximately US $17.8 million related to the redemption premium and accrued and unpaid interest on the Notes. The redemption was made pursuant to the indenture governing the Notes and the terms of the notice of redemption. As a result of receiving the August payment from Venezuela and the redemption of the Notes, the Company currently has approximately US $80.4 million in cash.

The Company issued approximately 5.2 million additional Class A common shares in connection with the conversions described above, resulting in approximately 97.5 million shares outstanding.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, W A 9920 I USA
Tel. (509) 623-1500
Fax (509) 623-1634

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.